Exhibit (a)(1)(xv)

Dear Plan Participant:

We previously sent to you an Offer to Purchase, dated April 18, 2005, and certain other materials for your use in connection with a self-tender offer being made by Kerr-McGee Corporation. Enclosed is a Supplement to the Offer to Purchase previously sent to you that was prepared by Kerr-McGee Corporation. The Supplement amends the Offer to Purchase and eliminates the priority for holders of fewer than 100 shares ("odd lots") with respect to proration that was initially contemplated in the tender offer. The odd lot priority provided for in the original Offer to Purchase never applied to shares held in the Savings Investment Plan.

As you may be aware, there will be a "freeze period" for the Savings Investment Plan during which you will be unable to process certain transactions involving Kerr-McGee stock held in your Plan account. For example, during the freeze period, you will be unable to exchange out of Kerr-McGee stock, or take a loan, withdrawal, or distribution from the Kerr-McGee stock in your Plan account. (However, during the freeze period, you will be able to exchange into Kerr-McGee stock and take a loan, withdrawal, and distribution from the portion of your account not invested in Kerr-McGee stock at the time the freeze begins.) In addition, as of the beginning of the freeze period, all standing Good-'til-Cancelled ("GTC") orders will be cancelled. Following the freeze period you may reestablish a GTC order if you desire.

The freeze period for the Plan is expected to begin as of 4:00 p.m., New York City time, on Friday, May 13, 2005. The previous notice you received from Kerr-McGee regarding this freeze period indicated that the freeze would begin on Sunday, May 15, 2005; however, since Kerr-McGee stock is not traded on that day, the freeze period will begin, as a practical matter, after the close of the stock market on the last trading day before May 15, which is 4:00 p.m., New York City time on Friday, May 13, 2005.

The freeze period will last for three business days for all Plan participants. This means that the freeze period will be in effect until at least the close of business on Wednesday, May 18, 2005. In addition, if you have directed the Plan Trustees to tender some or all of your shares, the freeze period will continue for an additional period of approximately 10-12 business days after Wednesday, May 18, so that the Plan Trustees can complete the processing related to the tender offer. You can call Fidelity at (800) 835-5095 to obtain information on expiration dates, deadlines and freezes on the Kerr-McGee stock.

Sincerely,
Fidelity Management Trust Company State Street Bank & Trust Co.

This notice is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of the company's common stock. The Tender Offer is being made only pursuant to the Offer to Purchase, the Supplement, the amended Letter of Transmittal and related documents, as may be amended or supplemented from time to time. Stockholders should read the Offer to Purchase, the Supplement, the amended Letter of Transmittal and the related materials carefully because they contain important information. Stockholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Supplement, the amended Letter of Transmittal and other documents that the company has filled or is filing with the U.S. Securities and Exchange Commission at the commission's website at www.sec.gov. Stockholders also may obtain a copy of these documents, without charge, from Georgeson Shareholder Communications Inc., the information agent for the Tender Offer, toll free at 877-278-6310.